NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification as ALEXCO RESOURCE CORP. (the “Corporation”) has decided to use the notice and access model for the delivery of meeting materials to its shareholders in respect of its Annual General Meeting of Shareholders to be held on Tuesday, June 9, 2015 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Corporation’s Notice of Annual Meeting of Shareholders and management information circular (the “Information Circular”) for the year ended December 31, 2014 (collectively, the “Meeting Materials”), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Corporation’s printing and mailing costs.

MEETING DATE AND LOCATION

WHEN:	TUESDAY, JUNE 9, 2015	WHERE:	FAIRMONT WATERFRONT HOTEL
	1:30 P.M. (PACIFIC TIME)		900 CANADA PLACE WAY
VANCOUVER, BC

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

•

FINANCIAL STATEMENTS: To receive and consider the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2014, together with the report of the auditors thereon.

•

FIX THE NUMBER OF DIRECTORS: To fix the number of directors of the Corporation for the ensuing year at five (5). See the section entitled “PARTICULARS OF MATTERS TO BE VOTED UPON – Number of Directors” in the Information Circular.

•

ELECTION OF DIRECTORS: To elect directors of the Corporation for the ensuing year. See the section entitled “PARTICULARS OF MATTERS TO BE VOTED UPON – Election of Directors” in the Information Circular.

•

APPOINTMENT OF AUDITORS: To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “PARTICULARS OF MATTERS TO BE VOTED UPON – Appointment of Auditors” in the Information Circular.

•

OTHER BUSINESS: To transact such further or other business as may properly come before the Meeting or any adjournments thereof. See the second entitled “PARTICULARS TO BE VOTED UPON – Other Matters” in the Information Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING. SEE OVER FOR HOW TO VIEW THE MEETING MATERIALS.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The Meeting Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com or on the Corporation’s website at www.alexcoresource.com/s/agm.asp.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests for paper copies of the Meeting Materials should be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting Materials in advance of the proxy deposit date and Meeting date. Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll-free at 1-855-777-8811 or by emailing info@alexcoresource.com. Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting date. Requests may also be made up to one year from the date the Information Circular was filed on SEDAR. To obtain a paper copy after the Meeting date, please contact the Chief Financial Officer of the Corporation at (604) 433-4888.

Stratification used: NO

VOTING

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

INTERNET:	Go to www.investorvote.com and follow the instructions. You will need the 12 digit control number located on the bottom left hand side of the proxy.

TELEPHONE:	Call 1-866-732-VOTE (8683) toll free.

MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to the PROXY DEPARTMENT at:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Beneficial Holders are asked to return their voting instruction forms using the methods set out on their voting instruction form or business reply envelope, or as set out below, at least one business day in advance of the proxy deposit date noted your voting instruction form:

INTERNET:	See the voting instruction form for details.

MAIL OR FACSIMILE:	Complete the voting instruction form, sign it and return it to the address provided on the form, or fax it to the number provided on the form.

SHAREHOLDERS WITH QUESTIONS ABOUT NOTICE AND ACCESS CAN CALL
TOLL-FREE AT 1-855-777-8811 OR EMAILinfo@alexcoreource.com